Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON

DR. ROBERT S. MORRISON

I, Robert Sinclair Morrison, of Toronto, Ontario, do hereby certify that:

•	I am a Lead Resource Geologist with Wardrop Engineering Inc., with a business address at 330 Bay Street, Suite 900, Toronto, Ontario, Canada, M5H 2S8.

•	I am a graduate of both Acadia University, (B.Sc. 1981) and The University of Adelaide (Ph.D. 1990).

•
I am a Member in good standing of the Australasian Institute of Mining and Metallurgy (#11212), and I am registered as a Chartered Professional in Geology with the Australasian Institute of Mining and Metallurgy since 2004.

•	I have practiced my profession continuously since graduation.

•
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•
My relevant experience with respect to base metal deposits includes three years as Senior Resource Geologist with BHP Billiton for their Olympic Dam Expansion Project in South Australia.  My relevant experience with respect to deposit geology, ore body modelling and resource estimation includes 10 years with WMC Resources and Gold Fields Ltd as an Extensional Exploration Geologist, Senior Project Geologist, Resource Evaluation Geologist and Senior Resource Evaluation Geologist at the St Ives Gold Mine.

•
I am responsible for the preparation of sections 1.2, 17 and 19.1.2 of the technical report titled “NI 43-101 Compliant Technical Report for the Ann Mason Property Nevada, USA” prepared for Entrée Gold Inc. (the “Issuer”) with an effective date of March 11, 2011 (the “Technical Report”).  My most recent personal inspection of the Ann Mason property was during the period December 7, 2009 to December 10, 2009.

•	I have no prior involvement with the property that is the subject of the Technical Report other than involvement in the estimation of the current resource.

•
As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I am independent of the Issuer as described in Section 1.4 of NI 43-101.

•	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated this 25th day of March, 2011 at Toronto, Ontario.

“Original document signed and sealed by Robert Morrison, Ph.D., MAusIMM (CP)”
Signature

CERTIFICATE OF QUALIFIED PERSON - ROBERT M. CANN

I, Robert M. Cann, P.Geo., do hereby certify that:

1.	I am a geologist and the Vice-President, Exploration for Entrée Gold Inc. (the “issuer”). My business address is Suite 1201 - 1166 Alberni Street, Vancouver, BC, Canada, V6E 3Z3.

2.
I graduated with a B.Sc. degree in Honours Geology from The University of British Columbia in 1976. In addition, I obtained a M.Sc. degree in Economic Geology from The University of British Columbia in 1979.

3.
I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. I am also a member of the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists (SEG).

4.	I have worked as a geologist for more than 25 years since my graduation from university. I have worked on porphyry and epithermal systems in Canada, USA, Mexico, Central America, and South America.

5.
I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the preparation of all of the sections of the technical report titled “NI 43-101 Compliant Technical Report for the Ann Mason Property Nevada, USA” prepared for the issuer with an effective date of March 11, 2011 (the “Technical Report”), other than sections 1.2, 17 and 19.1.2 of the Technical Report.

7.	I have made three site visits to the Ann Mason and Blue Hill projects. My most recent personal inspection of the projects was from February 22, 2011 to February 23, 2011.

8.
I have had prior involvement with the Ann Mason and Blue Hill projects that are the subject of the Technical Report.  Namely, since the issuer acquired the projects on June 30, 2010, I have been responsible for overall project management.

9.
As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am not independent of the issuer as described in Section 1.4 of NI 43-101.

11.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

Signed and dated this 25th day of March, 2011 at Vancouver, British Columbia

“Original document signed and sealed by Robert M. Cann, M.Sc., P. Geo.”
Signature